SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                      ARK RESTAURANTS CORP.
                         (Name of Issuer)

             Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                           040712-10-1
                          (CUSIP Number)

          Howard P. Berkowitz            (212) 664-0990
          HPB Associates, L.P.          888 Seventh Avenue
                                   New York, New York 10106
          (Name, address and telephone number of person authorized to receive notices and communications)

                        November 1, 1993
     (Date of event which requires filing of this statement)
                     ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                          Page 1 of 10 Pages

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       		-0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER			150,000

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER		-0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER		150,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                  150,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           		4.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Page 2 of 10 Pages

CUSIP No.  040712-10-1

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Group, L.L.C.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER			150,000     (all shares are
                                                      owned for the account of
                                                      HPB Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER		- 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER		150,000 (all shares are
                                                      owned for the account of
                                                      HPB Associates, L.P.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON			150,000        (all shares are
                                                      owned for the account of
                                                      HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           		4.6%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Page 3 of 10 Pages

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		150,000 (all shares are owned
                                                for the account of HPB
                                                Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	- 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	150,000 (all shares are owned
                                                for the account of HPB
                                                Associates, L.P.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	150,000 (all shares are owned
                                                for the account of HPB
                                                Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              4.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                          Page 4 of 10 Pages

CUSIP No.  040712-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Clifford Greenberg
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER	37,300

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		 - 0 -

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      	37,300

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	- 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	37,300

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              1.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Page 5 of 10 Pages

		This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Ark Restaurants Corp., a New York corporation
(the "Company"), whose principal executive office is located at 65 Fifth
Avenue, New York, New York 10003.

ITEM 2.	IDENTITY AND BACKGROUND.

		(a) This Schedule 13D is being filed on behalf of HPB Associates, L.P., a Delaware partnership whose principal office is located at 888 Seventh Avenue, New York, New York 10106 (the "Partnership"), HPB Group, L.L.C., a Delaware limited liability company ("HPB Group"), whose principal office is located at 888 Seventh Avenue, New York, New York 10106, Mr. Howard P.
Berkowitz and Mr. Clifford Greenberg.

		(b) The Partnership is a private investment partnership. HPB Group is the sole managing partner of the Partnership. Mr. Berkowitz is the senior managing member of HPB Group. Mr. Berkowitz's present principal occupation is acting as senior managing member of HPB Group. Mr. Clifford Greenberg and Mr. Terry O'Connor are each a managing member of HPB Group. The present principal occupation of each of Mr. Greenberg and Mr. O'Connor is acting as a managing member of HPB Group. The business address of each of Messrs. Berkowitz, Greenberg and O'Connor is 888 Seventh Avenue, New York, New York 10106. Messrs. Berkowitz, Greenberg and O'Connor are citizens of the United States.

		(c) Neither the Partnership, HPB Group, Mr. Berkowitz, Mr. Greenberg nor Mr. O'Connor has, during the last five years:

			(i)	been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors); or

			(ii)	been a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a)	The source of funds for the purchases of the 150,000 shares
of Common Stock beneficially owned by the Partnership was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 150,000 shares of Common Stock owned by it as described in Item 4 below was $1,129,763.80

		(b)	The source of funds for the purchases of 37,300 shares of
Common Stock beneficially owned by Mr. Greenberg was his personal funds.

                          Page 6 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

		(a)	The shares of Common Stock beneficially owned by the
Partnership and Mr. Greenberg have been acquired in the ordinary course of business for investment purposes. Each of the Partnership and Mr. Greenberg may make further purchases of the Common Stock from time to time and may dispose of any or all shares of the Common Stock held by it at any time. Other than as set forth in this paragraph, neither the Partnership nor Mr. Greenberg has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Partnership may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters, but has no present intention of doing so.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

		(a)	The approximate aggregate percentage of shares of Common
Stock beneficially owned by each person herein is based on the number of outstanding shares of Common Stock as of May 10, 1996, as reflected in the Form 10-Q of the Company filed with the Securities and Exchange Commission for the period ending March 30, 1996, equal to 3,241,045.

		As of the close of business on July 30, 1996:

		(i) The Partnership is the beneficial owner of 150,000 shares of Common Stock (constituting approximately 4.63% of the shares of Common Stock outstanding).

		(ii)	HPB Group owns directly no shares of Common Stock.  By
reason of provisions of Rule 13d-3 of the Act, HPB Group, as sole managing partner of the Partnership, may be deemed the beneficial owner of 150,000 shares of Common Stock held by the Partnership (constituting approximately 4.63% of the shares of Common Stock outstanding).

		(iii)	Mr. Berkowitz owns directly no shares of Common Stock.  By
reason of provisions of Rule 13d-3 of the Act, Mr. Berkowitz, as Senior
Managing Member of HPB Group, may be deemed the beneficial owner of 150,000 shares of Common Stock held by the Partnership (constituting approximately
4.63% of the shares of Common Stock outstanding).

		(iv)	Mr. Greenberg owns beneficially 37,300 shares of Common
Stock (constituting approximately 1.15% of the shares of Common Stock outstanding).

		(b) 	(i)	The Partnership has the shared power to vote and
dispose of 150,000 shares of the Common Stock owned by it, which power may be exercised by its managing partner, HPB Group and Mr. Berkowitz as the Senior Managing Member of HPB Group.

			(ii)  HPB Group has the shared power to vote and dispose of
150,000 shares of the Common Stock owned by the Partnership.

                          Page 7 of 10 Pages

			(iii)	Mr. Greenberg has the sole power to vote and dispose
of 37,300 shares of the Common Stock owned by him.

			(iv)	Mr. Berkowitz has the shared power to vote and dispose
of 150,000 shares of Common Stock owned by the Partnership, the sole power to vote no shares of Common Stock and the sole power to dispose of no shares of
Common Stock.

            (c)	No transactions in the shares of Common Stock of the Company were effected by the Partnership, HPB Group, Mr. Berkowitz or Mr. Greenberg during the past sixty days. Transactions previously effected by the Partnership in shares of Common Stock of the Company are set forth in Schedule I hereto.

            (d)	No person other than each respective record owner referred
to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

            (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
		RESPECT TO SECURITIES OF THE ISSUER.

		There are no contracts, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

		Not Applicable.

                          Page 8 of 10 Pages

                              SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 1996

                              						HPB ASSOCIATES, L.P.

                                    By: 	HPB GROUP, L.L.C.,
                                  							its general partner


                                  							By: /s/ Howard P. Berkowitz
                                     								Howard P. Berkowitz
                                     								Senior Managing Member


                               					HPB GROUP, L.L.C.


	                              					By: /s/ Howard P. Berkowitz
                                 							Howard P. Berkowitz
                                  						Senior Managing Member



                                    /s/ Howard P. Berkowitz
                             							Howard P. Berkowitz



	                              					/s/ Clifford Greenberg
                             							Clifford Greenberg

                          Page 9 of 10 Pages

                             Schedule I

                            Transactions



               			Number of
  Date of	         Shares
Transactions	     Purchased	   Price Per Share	   Total Cost

05/09/87 		        49,500 		         4.375 		     236,562.50
11/04/92 		         5,500 		         5.810 	      	31,955.00
04/22/93 		           500         			6.060        		3,030.00
04/26/93          		5,400          		6.532       		35,273.88
07/16/93          		2,000 		         7.560 		      15,120.00
08/09/93 	        	10,000 	         	8.560 		      85,600.00
08/18/93          		2,000 		         8.935 		      17,870.00
08/20/93 		         1,900 		         8.810       		16,739.00
08/23/93 		           100         			8.900          		890.00
08/24/93 		         3,000          		8.810       		26,430.00
09/02/93 		         5,000 	         	9.310       		46,550.00
09/14/93 		         6,100          		9.060 	      	55,266.00
09/15/93 		         6,400          		9.060       		57,984.00
09/20/93            		500 	        		8.935        		4,467.50
09/22/93          		2,100          		9.060       		19,026.00
09/23/93 	         	6,000 	         	9.060 	      	54,360.00
11/01/93         		44,000         		10.060      		442,640.00


                          Page 10 of 10 Pages